GOLDEN ARCH RESOURCES LTD.

#928 – 470 Granville Street, Vancouver, BC V6C 1V5 Phone: 604-681-8222 Fax: 604-681-8282

February 4, 2005



Securities and Exchange Commissi
Office of International Corporate Finance
450 5th Street NW
Washington, DC USA 20549

SUPPL

Re: SEC File #82-659

Pursuant to Rule 12g3-2 section (b)(1)(iii), please find attached the following:

1. News Release of February 4, 2005;
2. Interim Financial Statements for the nine months ended October 31, 2004

GOLDEN ARCH RESOURCES LTD.

Susan Shairp
Filings

GOLDEN ARCH RESOURCES LTD.

#928 – 470 Granville Street, Vancouver, BC V6C 1V5 Phone: (604) 681-8222 Fax: (604) 681-8282
www.goldenarchresources.com

GAI: TSX Venture
GARCF: O.T.C

Exemption 12g3 - 2(b)
SEC File # 82-659

PRIVATE PLACEMENT CLOSED

February 4, 2005 - Vancouver, BC. Golden Arch Resources Ltd. (the 'Company') is pleased to announce that, pursuant to the Company's news release of December 3, 2004, the private placement of 7,000,000 Units at $0.17 per Unit for total proceeds of $1,190,000 has closed. Each Unit consists of one common share and one half of one share purchase warrant, with each full warrant entitling the holder to purchase one additional common share at an exercise price of $0.25 for a period of two years. A finder's fee is payable to Canaccord Capital Corporation on 1,000,000 Units, in the amount of 70,000 Units, 200,000 Agent's Warrants, plus $2,000 administration fee. Each Agent's Warrant is exercisable to purchase one common share at a price of $0.25 per share for two years. A finder's fee of 300,000 common shares is payable on the remaining 6,000,000 Units, to an arm's length party. Proceeds will be used for the development of the Company's Mildred Peak project in Pima County, Arizona, and for corporate overhead.

For more information, please contact Les Kjosness at 604-681-8222, or view the Company's website at www.goldenarchresources.com.

On behalf of the Board,

"Les Kjosness"
President

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

MOEN AND COMPANY
CHARTERED ACCOUNTANTS

Member:
Canadian Institute of Chartered Accountants
Institute of Chartered Accountants of British Columbia
Institute of Management Accountants (USA) [illegible]

Registered with:
Public Company Accounting Oversight Board (USA) [illegible]
Canadian Public Accountability Board (CPAB)
Canada - British Columbia Public Practice Licence

Securities Commission Building
PO Box 10129, Pacific Centre
Suite 1400 - 701 West Georgia Street
Vancouver, British Columbia
Canada V7Y 1C6
Telephone: (604) 662-8899
Fax: (604) 662-8809
Email: moenca@telus.net

REVIEW ENGAGEMENT REPORT

To the Directors
Golden Arch Resources Ltd
Vancouver, B.C., Canada

We have reviewed the consolidated balance sheet of Golden Arch Resources Ltd. as at October 31, 2004 and the consolidated statements of income, retained earnings and cash flows for the nine month period then ended. Our review was made in accordance with Canadian generally accepted standards for review engagements and accordingly consisted primarily of enquiry, analytical procedures and discussion related to information supplied to us by the Company.

A review does not constitute an audit and consequently we do not express an audit opinion on these financial statements.

Based on our review, nothing has come to my attention that causes us to believe that these financial statements are not, in all material respects, in accordance with Canadian generally accepted accounting principles.

"Moen and Company"
("Signed")
Chartered Accountants

Vancouver, B.C. Canada
December 14, 2004

"Independent Accountants and Auditors"

GOLDEN ARCH RESOURCES LTD.
Consolidated Balance Sheet
October 31, 2004
(In Canadian Dollars)
(With Comparative Figures at January 31, 2004)
(Unaudited)

	October 31, 2004 (Unaudited)	January 31, 2004 (Audited)
Assets		
Current Assets		
Cash and equivalents (note 2(j))	$ 687,183	$ 389,931
Accounts receivable	17,278	2,573
Accrued production receivable - net	16,164	1,528
TOTAL CURRENT ASSETS	720,625	394,032
Interest in Altar Resources Partnership (note 11)		
Acquisition costs	200,757	65,683
Deferred exploration costs	709,381	260,684
	910,138	326,367
Petroleum and natural gas prospects, at cost less depletion (note 2 & 5)	319,956	315,405
Fixed assets, at cost less accumulated amortization (note 3)	25,399	25,663
Other Assets (note 9)	10,002	23,002
TOTAL ASSETS	$ 1,986,120	$ 1,084,469
Liabilities and Shareholders' Equity		
Current Liabilities		
Accounts payable and accrued	$ 2,716	$ 9,803
Loans payable (note 10)	276,387	290,241
Due to related parties, unsecured, non interest bearing, with no specific terms of repayment (note 8)	--	11,474
TOTAL CURRENT LIABILITIES	279,103	311,518
Shareholders' Equity		
Share Capital (note 7)		
Authorized:		
100,000,000 common shares without par value		
Issued: 43,793,370 common shares (January 31, 2004 - 39,046,753)	11,569,079	10,332,366
Contributed Surplus - Stock-Based Compensation (note 7(e))	138,500	138,500
Deficit, accumulated during the development stage (note 1 & 14)	(10,000,562)	(9,697,915)
TOTAL SHAREHOLDERS' EQUITY	1,707,017	772,951
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 1,986,120	$ 1,084,469

Approved on behalf of the board:

"Les Kjosness", Director
"B. Keith Shirley", Director

Commitments: Notes 8, 10, 11 & 13
Lawsuit: Note 15

See Accompanying Review Engagement Report and Notes to Consolidated Financial Statements

GOLDEN ARCH RESOURCES LTD.
Consolidated Statement of Income
(In Canadian Dollars)
(Unaudited)

	Three Months Ended October 31,		Nine Months Ended October 31,	
	2004	2003	2004	2003
Revenue - Petroleum and natural gas sales	$ 5,924	$ 13,498	$ 18,147	$ 30,223
Operating expenses	812	3,133	3,511	11,184
Profit from petroleum and natural gas operations	5,112	10,365	14,636	19,039
Interest and other income	4,484	--	5,729	5,000
	9,596	10,365	20,365	24,039
General and Administration Expenses				
Administration (Note 12)	74,267	126,059	236,161	323,879
Write off debenture payable	--	(337,500)	--	(337,500)
Loss on disposals of Petroleum and natural gas prospects	74,435	--	74,435	--
Amortization expense	4,378	--	8,756	--
Depletion	1,279	--	3,660	--
	154,359	(211,441)	323,012	(13,621)
Net gain (loss) for the period	$ (144,763)	$ 221,806	$ (302,647)	$ 37,660
Earnings (Loss) Per Share				
- Basic and Diluted(note 2(o))	$ (0.00)	$ 0.01	$ (0.01)	$ 0.00
Weighted Average Shares Outstanding				
-Basic	42,368,374	30,999,566	42,368,374	30,999,566
-Diluted	49,544,899	38,296,441	49,544,899	38,296,441
Shares Outstanding at the End of the Period	43,793,370	34,094,253	43,793,370	34,094,253

GOLDEN ARCH RESOURCES LTD.
Statement of Retained Earnings (Deficit)
(In Canadian Dollars)
(Unaudited)

Deficit, beginning of period	$ (9,855,799)	$ (9,675,699)	$ (9,697,915)	$ (9,491,553)
Net gain (loss) for the period	(144,763)	221,806	(302,647)	37,660
Deficit, end of period	$ (10,000,562)	$ (9,453,893)	$ (10,000,562)	$ (9,453,893)

See Accompanying Review Engagement Report and Notes to Consolidated Financial Statements

GOLDEN ARCH RESOURCES LTD.
Consolidated Statement of Changes in Cash Flows
(In Canadian Dollars)
(Unaudited)

	Three Months Ended October 31,		Nine Months Ended October 31,	
Cash derived from (used for)	2004	2003	2004	2003
Operating activities				
Net gain (loss) for the period	$ (144,763)	$ 221,806	$ (302,647)	$ 37,660
Less: non-cash items charged to income				
Gain on writeoff of debenture	--	(337,500)	--	(337,500)
Shares issued for finder's fees	14,669	--	33,359	--
Amortization	4,378	--	8,756	--
Depletion	1,279	--	3,660	--
	(124,437)	(115,694)	(256,872)	(299,840)
Changes in non-cash working capital items				
Accounts receivable and accrued production	(19,228)	(7,274)	(29,341)	(19,033)
Accounts payable and accrued	(762)	(6,366)	(7,087)	(14,690)
Accrued debenture interest	--	522	--	(91,599)
	(19,990)	(13,118)	(36,428)	(125,322)
	(144,427)	(128,812)	(293,300)	(425,162)
Financing activities				
Loans payable	--	--	(13,854)	(135,429)
Debenture payable and accrued interest	--	(27,942)	--	(134,692)
Shares issued for cash and subscribed, less unpaid, below	202,500	272,125	1,116,354	836,111
Share subscriptions receivable	--	--	(21,000)	--
Due to related parties	(7,420)	(47,577)	(11,474)	(24,113)
	195,080	196,606	1,070,026	541,877
Investing activities				
Petroleum and natural gas prospects	91,917	--	(8,211)	5,242
Purchase of fixed assets	--	(1,041)	(8,492)	(14,784)
Other assets	--	(3,539)	13,000	(3,539)
Interest in Altar Resources Partnership				
Acquisition costs	--	--	(27,074)	--
Deferred exploration costs	(110,842)	--	(448,697)	(38,009)
	(18,925)	(4,580)	(479,474)	(51,090)
Cash, increase during the period	31,728	63,214	297,252	65,625
Cash and equivalents, beginning of period	655,455	6,715	389,931	4,304
Cash and equivalents, end of period	$ 687,183	$ 69,929	$ 687,183	$ 69,929

Supplemental Cash Flow Information (Note 4)

See Accompanying Review Engagement Report and Notes to Consolidated Financial Statements

NOTE 1. NATURE OF OPERATIONS

(a) The Company is in the process of exploring and developing its resource properties and has not yet determined whether all these properties contain reserves that are economically recoverable. The continued operations of the Company and the recoverability of the amounts shown for mineral properties and petroleum and natural gas prospects is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete their development, and upon future profitable production.

(b) The Company is considered to be a development stage enterprise.

(c) *The accompanying unaudited interim consolidated financial statements of Golden Arch* Resources Ltd. ("the Company") have been prepared in accordance with Canadian generally accepted accounting principles and should be read in conjunction with the financial statements and notes thereto included in the Company's 2004 Annual Report. These interim consolidated financial statements follow the same significant accounting policies and methods of application as those included in the 2004 Annual Report.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Deferred costs – Mineral Properties

The Company is in the exploration and development stage with respect to its investment in natural resource property and, accordingly, follows the practice of capitalizing all costs related to the exploration project, until such time as the project is put into commercial production, sold or abandoned. If commercial production commences, these capitalized costs will be amortized on a unit-of-production basis. If the mineral property is abandoned, the related capitalized costs are expensed.

(b) Deferred costs - Petroleum and Natural Gas

The Company has adopted the successful efforts method of accounting for its petroleum and natural gas prospects. Under this method all costs related to a well are capitalized. Uneconomic wells are written-off or written down to the estimated net realizable value of estimated reserves, as estimated by independent engineers. Successful wells are depleted on the unit of production method based on a ratio of current production to reserves estimated by company management.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

(c) Values

The amounts for deferred exploration costs and mineral property acquisition costs represent costs incurred to date and are not intended to reflect present or future values. The recoverability of the amounts shown for mineral property and deferred exploration costs is dependent on the confirmation of economically recoverable reserves, the ability of the Company to obtain the necessary financing to successfully complete their development, including compliance with the requirements of lenders who may provide this financing from time to time, and upon future profitable operations.

(d) *Option payments*

Payment on resource property option agreements are made at the discretion of the Company and accordingly are accounted for as incurred.

(e) General and administration expense

General and administration expenses are written off to operations as incurred.

(f) Translation of foreign currencies

The Company utilizes the temporal method that translates assets, liabilities, revenues and expenses in a manner that retains their basis of measurement in terms of the Canadian dollar, which is used as the unit of measurement. In particular:

monetary items are translated at the rate of exchange in effect at the balance sheet date;
non-monetary items are translated at historical exchange rates, unless such items are carried at market, in which case they are translated at the rate of exchange in effect at the balance sheet date;
revenue and expense items are translated at the rate of exchange in effect on the dates they occur;
depreciation or amortization of assets are translated at historical exchange rates as the assets to which they relate;
exchange gains or losses arising on conversion are included in other income or expense.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

(g) Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. These estimates are reviewed periodically, and, as adjustments become necessary, they are reported in operations in the period in which they become known.

Measurement Uncertainty

Certain amounts recognized in the financial statements are subject to measurement uncertainty. The recognized amounts of such items are based on the company's best information and judgment. Such amounts are not expected to change materially in the near term.

(h) Fair value of financial instruments

The carrying amounts of the Company's financial instruments approximate their fair values since they are either short-term in nature or they are receivable or payable on demand. These financial instruments consist of cash and equivalents, accounts receivable, accrued production receivable and accounts payable and accrued, loans payable. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks.

GOLDEN ARCH RESOURCES LTD.
Notes to Consolidated Financial Statements
October 31, 2004
(Unaudited)

(i) Segmented information

The Company's identifiable assets and operations are located in the following countries:

October 31, 2004

	Canada	United States	Total
Current Assets	$670,337	$50,288	$720,625
Net Fixed Assets	21,109	4,290	25,399
Long Term Investments - net	--	1,230,094	1,230,094
Other Assets	10,002	--	10,002
	701,448	1,284,672	1,986,120
Operating Information - Nine Months Ended October 31, 2004			
Revenue	5,729	18,147	23,876
Operating expenses	--	3,511	3,511
General and Administration Expenses	323,012	--	323,012
Net Profit (Loss)	($317,283)	$14,636	($302,647)

October 31, 2003

	Canada	United States	Total
Current Assets	$93,420	--	$93,420
Net Fixed Assets	26,484	--	26,484
Long Term Investments - net	--	503,989	503,989
	119,904	503,989	623,893
Operating Information - Nine Months Ended October 31, 2003			
Revenue	5,000	30,223	35,223
Operating expenses	--	11,184	11,184
General and Administration Expenses	(13,621)		(13,621)
Net Profit (Loss)	$18,621	$19,039	$37,660

(j) Cash and Equivalents

Cash and equivalents consist of funds deposit with the Company's bankers.

(k) Recognition Criteria

Items recognized in these financial statements are accounted for in accordance with the accrual basis of accounting which recognizes the effect of transactions and events in the period in which they occurred. Revenues are generally recognized when performance is achieved and reasonable assurance regarding measurement and collectibility of the consideration exists. Gains are generally recognized when realized. Expenses and losses are generally recognized when an expenditure or previously recorded asset has no future economic benefit.

When revenues and expenses are linked in a cause and effect relationship, the expense is matched with the revenue. The costs of the assets, which benefit more than one period, are allocated over the periods benefited.

(l) Asset Retirement Obligations

Upon initial recognition of a liability for an asset retirement obligation, the Company will recognize an asset retirement cost by increasing the carrying amount of the related long-lived asset by the same amount as the liability. In periods subsequent to the initial measurement, the Company will recognize period-to-period change in the liability for an asset retirement obligation resulting from the passage of time and revision to either the timing or the amount of the original estimate of undiscounted cash flows.

(m) Accounting for Mining Exploration Costs

Mineral Property Acquisition Costs and Deferred Exploration Costs

(i) The Company capitalizes all deferred exploration costs that are associated with the properties until such time as the properties are either placed into production or title is lost or abandoned. When properties are brought into production, associated costs are amortized over the useful life of the properties. When title is lost or abandoned, the associated costs are written off.

(ii) Acquisition costs of mineral properties are capitalized by the Company, and are dealt with in the same manner as deferred exploration costs in (i) above. Mineral property sale proceeds or option payments received for exploration rights are credited to current operations.

GOLDEN ARCH RESOURCES LTD.
Notes to Consolidated Financial Statements
October 31, 2004
(Unaudited)

(n) Stock-based compensation

The Company has adopted the new recommendations of CICA Handbook Section 3870, "Stock-based compensation and other stock-based payments", effective May 1, 2002. This Section establishes accounting standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments. This Section sets out a fair value based method of accounting and is required for certain stock-based transactions and applied to awards granted on or after January 1, 2002. The Company, as permitted by Handbook Section 3870, has elected to account for all stock options granted to non-employees and employees by applying the fair value based method of accounting. All stock options granted to directors are summarized in note 7(c). Stock-based compensation of $138,500 is expensed as at January 31, 2004, and is disclosed as a separate classification of shareholders' equity as Contributed Surplus.

(o) Earnings (Loss) Per Share

Net income per common share is computed by dividing net income by the weighted average of shares outstanding during the year.

Computations of basic and diluted weighted average shares outstanding, are as follows:

	October 31, 2004	October 31, 2003
Basic weighted average shares	42,368,374	30,999,566
Effect of dilutive securities		
Stock options	2,975,000	2,975,000
Warrants	4,201,525	4,321,875
	7,176,525	7,296,875
Dilutive potential common shares	49,544,899	38,296,441
Earnings (loss) per share - Basic	(0.01) $	0.00
Earnings (loss) per share - Diluted	(0.01) $	0.00

The Company amortizes its office equipment at the rate of 20% per year on the declining balance basis. Costs and accumulated amortization as at October 31, 2004 and October 31, 2003, are as follows:

	October 31, 2004			2003
	Cost	Accumulated Amortization	Net Book Figures	Net Book Figures
Office equipment	$ 44,261	$ 32,351	$ 11,910	$ 26,484
Vehicle	20,669	7,180	13,489	--
Dimac Mill	25,000	25,000	--	--
	$ 89,930	$ 64,531	$ 25,399	$ 26,484

NOTE 4. SUPPLEMENTAL CASH FLOW INFORMATION

Supplemental information regarding other non-cash transactions is as follows:

	Nine Months Ended October 31, 2004	2003
Shares issued for finder's fee	$ 33,359	$ --
Shares issued for debt settlement	$ 13,855	$ --
Shares issued for interest in Altar Resources Partnership	$ 108,000	$ --

NOTE 5. PETROLEUM AND NATURAL GAS PROSPECTS

The Company has working interests in petroleum and natural gas properties and cost thereof less depletion is as follows:

	October 31, 2004	2003
Cost of Properties less depletion		
Balance at beginning of period	$ 315,405	$ 283,395
Add: Costs incurred during the period		
- Wimberly #7 - Pump refurbish	1,020	38,896
- Young #9-66 - drilling	99,108	--
	100,128	38,896
	415,533	322,291
Deduct: Cost of Hendricks wells 1-4 sold	--	(5,242)
Cost of Crawford#1, #10 wells sold	(91,917)	--
Depletion charged for the period	(3,660)	--
	$ 319,956	$ 317,049

NOTE 6. INCOME TAXES

The Company has accumulated losses, which may be carried forward to reduce income taxes as follows:

Year Ended January 31,	$
2006	$260,012
2007	355,544
2008	141,418
2009	130,526
2010	549,523
2011	543,862
2012	302,647
	$2,283,532

The potential tax benefit of these tax losses is not disclosed in these financial statements as future taxation, as it is reduced by a valuation allowance, due to uncertainty of utilization of the losses.

NOTE 7. SHARE CAPITAL

(a) Authorized: 100,000,000 common shares without par value.

(b) Shares issued: The issued share capital is as follows:

	October 31, 2004 Shares	$	October 31, 2003 Shares	$
Balance, January 31 2004 & 2003	39,046,753	$ 10,332,365	26,471,358	$ 8,785,817
Shares issued during the period				
- debt settlement	55,420	13,855	1,128,580	135,430
- finder's fees	111,197	33,359		
- interest in Altar Resources Partnership	300,000	108,000	200,000	20,000
- private placements	3,000,000	900,000	1,025,000	153,750
- debentures payable			1,629,315	162,931
- options exercised			1,000,000	100,000
- warrants exercised	1,350,000	202,500	2,640,000	264,000
Shares to be cancelled	(70,000)	(21,000)		
	4,746,617	1,236,714	7,622,895	836,111
Balance, October 31, 2004 & October 31, 2003	43,793,370	$ 11,569,079	34,094,253	$ 9,621,928

NOTE 7. SHARE CAPITAL (cont'd)

(c) Stock options outstanding as at October 31, 2004 are as follows:

2,300,000	Director/Officer	@ $0.12 per share expiring October 16, 2007
200,000	Employees	@ $0.12 per share expiring October 16, 2007
250,000	Director	@$0.10 per share expiring February 21, 2005
75,000	Employees	@$0.10 per share expiring February 21, 2005
100,000	Consultant	@$0.15 per share expiring November 4, 2004
50,000	Employee	@$0.26 per share expiring February 17, 2006
500,000	Consultant	@$0.15 per share expiring September 21, 2005
1,690,000	Directors/Employees	@$0.15 per share expiring September 28, 2008
5,165,000		

(d) Warrants outstanding as at October 31, 2004 are as follows:

2,071,875	@$0.25 expiring June 19, 2005
500,000	@$0.20 expiring September 30, 2005
1,629,650	@$0.40 expiring October 26, 2005
4,201,525	

(e) Stock-Based Compensation

Stock-based compensation of $138,500 was expensed as at January 31, 2004, and is disclosed as a separate classification of shareholders' equity as Contributed Surplus.

NOTE 8. REMUNERATION OF DIRECTORS AND SENIOR OFFICERS

(a) Starting from February 1, 2004, management fees to Les Kjosness have been increased from $2,500 per month to $5,000, by director's resolution, subject to the Regulator's approval. Management fees incurred and expenses paid on behalf of the Company for the nine month period ended October 31, 2004 are as follows:

	Management Fees	Office Expenses	Promotion	Telephone	Travel	Total
Les Kjosness	$ 45,000	$ 78	$ 5,238	$ 4,558	$ 5,280	$ 60,154
Richard Somerville	18,000	11	2,759	87	1,000	21,857
	$ 63,000	$ 89	$ 7,997	$ 4,645	$ 6,280	$ 82,011

(b) The balance owing to related parties (Director, Officer and Consultant of the Company) is $Nil as at October 31, 2004 (October 31, 2003 - $11,474)

GOLDEN ARCH RESOURCES LTD.
Notes to Consolidated Financial Statements (AMENDED)
October 31, 2004
(Unaudited)

NOTE 9. OTHER ASSETS

Other assets are comprised of the following:

	Reference Below	October 31, 2004	October 31, 2003
Loan receivable from			
Safe Environment Engineering Canada Inc.		$ 78,651	$ 78,651
Deduct: Allowance for doubtful account		(78,650)	
	(a)	1	78,651
Deposit on oil and gas interests	(b)	10,000	
Interest in Mineral Property	(c)	1	1
		$ 10,002	$ 78,652

(a) $78,651 loan receivable from Safe Environment Engineering Canada Inc., includes principal balance of $63,087 and accrued interest of $15,564, that may not be realizable, and, accordingly, an allowance for doubtful account is applied to this account.

(b) The Company has deposited $10,000 towards the purchase of mineral and oil and gas interests. The deposit is fully refundable if the agreement is not consummated.

(c) Interest in Mineral Property, located at Abbott - Wagner Property, Slocan and Revelstoke Mining Divisions, British Columbia is carried at a nominal value of $1.00 at October 31, 2004.

NOTE 10. LOANS PAYABLE

The balance of loans payable as at October 31, 2004, are as follows, are unsecured, non interest bearing, with no specific terms of repayment:

	October 31, 2004
Peter Leask	$ 17,274
Monarch Mechanical	10,330
Park Distributors Ltd.	187,032
M. Watson	61,751
	$ 276,387

The balances owing to Monarch Mechanical, Park Distributors Ltd., Peter Leask and M. Watson are under review by the management.

NOTE 11. INTEREST IN ALTAR RESOURCES PARTNERSHIP

On April 18, 2002 (the effective date), the Company entered a Lease Agreement with Altar Resources Partnership ("Altar"), an Arizona partnership.

Grant

Altar grants demises, leases and lets that certain real property, including, but without being limited to, all soil, sand and gravel, rock, ores, minerals and mineral rights in, upon and under the Property, surface rights, extra lateral rights (if any), water rights, easements and rights-of-way pertaining or appurtenant to the Property, with the exclusive rights and privileges.

The abovementioned real property consist of the following:

(a) Thirty-one Unpatented Mining Claims in Arizona

(b) *State of Arizona Mineral Rights on seventeen properties*

Term

The term of this Agreement shall be for an initial term of twenty years commencing on the effective date. The lessee may extend such term.

Payments required to Altar Resources Partnership

(a) The Company shall pay the following amounts as lease payments:
  (i) $8,000 upon the effective date of the approval of the Agreement by the Canadian Venture Exchange. (paid in 2002)
  (ii) $12,000 on or before the date one year after the effective date and (paid in 2003)
  (iii) $20,000 on or before the date two years after the effective date (paid in 2004)

(b) Advance Minimum Royalties

The Company shall pay $20,000 on or before April 18, 2005 and on each anniversary date thereafter as long as this Agreement is in force as advance minimum royalties, which advance royalties shall be a credit toward any monies due upon production.3

Transfer of Stock

The Company shall transfer the following amounts of common stock, subject only to such restrictions as may be required by the TSX Venture Exchange.
(a) 150,000 shares within 30 days from and after April 18, 2002 (issued);
(b) 200,000 shares on or before April 18, 2003 (issued at $0.10 per share) (See Note 7(b));
(c) 300,000 shares on or before April 18, 2004. (issued at $0.36 per share) (See Note 7(b)).

NOTE 11. INTEREST IN ALTAR RESOURCES PARTNERSHIP (cont'd)

Production Royalty

The Company shall pay to Altar a production royalty of the greater of (1) 1% of the "Net

GOLDEN ARCH RESOURCES LTD.
Notes to Consolidated Financial Statements
October 31, 2004
(Unaudited)

Returns" received by the Company from sale or other disposition of Leased Substances, or (2) 20% of the "Net Profits" from the mining and marketing of Leased Substances from the Property.

Work Commitments

The Company shall expend in exploration, development and mining work on the Property not less than the following cumulative amounts:
(a) $50,000 on or before April 18, 2003 (completed);
(b) $200,000 on or before April 18, 2004 (completed);
(c) $500,000 on or before April 18, 2005

The *abovementioned work commitments in (a) and (b)* were *achieved*, as the Company has incurred deferred exploration costs of $709,381 to October 31, 2004.

The acquisition costs and work commitments incurred recorded as deferred exploration costs, as at October 31, 2004 are as follows:

	October 31, 2004	October 31, 2003
Acquisition costs		
Balance, January 31, 2004 / 2003	$ 65,683	$ 27,674
Cash	27,074	18,009
Common shares issued	108,000	20,000
Incurred during period	135,074	38,009
Balance, October 31, 2004 / October 31, 2003	200,757	65,683
Deferred exploration costs		
Balance, January 31, 2004 / 2003	260,684	39,066
Assays	10,984	
Drilling costs	107,290	
Site preparation and road construction	21,808	
Wages	11,700	
Geologist	67,910	
Survey	2,915	
Laboratory	12,250	
Operating expenses	207,278	
Professional fees	6,562	
Incurred during period	448,697	0
Balance, October 31, 2004 / October 31, 2003	709,381	39,066
	$ 910,138	$ 104,749

NOTE 12. ADMINISTRATION EXPENSES

Administration expenses are as follows:

	Nine Months Ended October 31, 2004	2003
Accounting expenses	$ --	$ 35,657
Administration fees	5,000	--
Audit fees	8,685	6,530
Consulting expenses	1,500	14,000
Debenture interest	--	41,012
Finder's fees	33,359	3,750
Legal fees	3,381	11,854
Management fees	63,000	40,526
Office expenses	28,124	107,433
Promotion, travel and investor communications	36,721	13,767
Salaries and wages	36,092	31,065
Transfer agent and filing fees	20,299	18,285
	$ 236,161	$ 323,879

NOTE 13. LEASE OBLIGATIONS

The Company entered into a lease for office premises in Vancouver Canada for monthly rent and costs that total $545 monthly. The term of the lease is for 5 years and half a month, beginning on the 15th day of April 2002 and ending on the last day of April 2007. Lease obligations are as follows:

Year Ending January 31,	Amount
2005	$ 1,635
2006	6,540
2007	1,635
	$9,810

NOTE 14. COMPARATIVE FIGURES / RESTATEMENT OF PRIOR PERIOD

Certain prior year balances have been reclassified to conform to the current financial statement presentation.

NOTE 15. LAWSUIT

The Company has received a Supreme Court of British Columbia Writ of Summons and Statement of Claim dated May 22, 2002, still unresolved, with respect to a claim of indebtedness and breach of an agreement. The Company believes the claim to be of no merit and has filed opposition to this claim. Accordingly, no provision for any liability for this claim has been recorded in these financial statements, except legal costs incurred to date.

GOLDEN ARCH RESOURCES LTD. (the "Company")

MANAGEMENT DISCUSSION AND ANALYSIS

The following Management Discussion and Analysis of the financial condition and results of operations of Golden Arch Resources Ltd. should be read in conjunction with the unaudited interim financial statements for the period ended October 31, 2004 and relate notes therein, which have been prepared in accordance with Canadian generally accepted accounting principles, consistently applied.

Forward Looking Statements

Certain statements contained in the Management Discussion and Analysis and elsewhere constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which are made as of the date stated hereunder.

General

Golden Arch Resources Ltd. (TSE.V:GAI, OTC(US): GARCF) is a Canadian-based company that is concentrating on the development of gold, silver and copper properties in North America: at the present time, the Mildred Peak Property, Pima County, Arizona. The Company previously speculated in oil and gas wells and has acquired the right to participate in a gas project in Hemphill County, Texas.

Golden Arch Resources Ltd. was incorporated under the Company Act of SBC 1973 as amended on September 27, 1978 under the name of Turner Energy & Resources Ltd. The name was changed to Golden Arch Resources Ltd. on July 26, 1988, and in 1989, a consolidation of its share capital was completed, on the basis of five (5) pre-consolidated shares for one (1) share. On January 20, 1995, the Company increased its authorized share capital to 30,000,000 common shares without par value. On February 20, 2002, the Company's authorized share capital increased to 100,000,000 common shares without par value.
At the Annual General Meeting of the Shareholders held July 20, 2004, the Articles of the Company were changed to conform to the new *Business Corporations Act* (British Columbia), which came into force March 29, 2004.

The Company's head office is #928 – 470 Granville Street, Vancouver, BC V6C 1V5. The Company has one wholly-owned subsidiary, Mildred Peak Resources LLC, in Arizona. The Company is listed on the TSX Venture Exchange as a Tier 2 Issuer under the symbol GAI, and on the over-the-counter bulletin boards in the United States under the symbol GARCF.

Summary of Quarterly Results

	2004				2003			
	Oct 31 $	July 31 $	Apr 30 $	Jan 31 $ cumulative	Oct 31 $	July 31 $	Apr 30 $	Jan 31 $ cumulative
Well Revenue	5,924	6,254	5,969	44,415	13,498	10,857	5,868	37,809
Net income (loss) before discontinued operations and extraordinary items Total/per share	(144,763) /(0.00)	(73,338)/ (0.0)	(84,546)/ (0.0)	(534,862)/ (0.02)	(115,694)/ (0.01)	(90,239) /(0.01)	(84,778) /(0.01)	(549,523) /(0.02)
Net income (loss), total/ per –share	(144,763) /(0.00)	(73,338)/ (0.0)	(84,546)/ (0.0)	(543,862) /(0.02)	221,806/ 0.01	(90,239) /(0.01)	(84,778) /(0.01)	(549,523) /(0.02)

The Company's year end is January 31.

The Company received revenue from the sale of petroleum products of $3,816 for two months Revenues are reported in the quarter in which they are received by the Company from the Operator; the total number of months reported may vary. Revenues are dependent on oil and gas prices and expenses incurred by the Operators of the wells. Well operating expenses, which include administrative overhead, gas analysis, services of a pumper, water hauling, repairs and labour, and other expenses were $812.

The Company received interest income for the quarter ended October 31, 2004 of $4,484.

Net income for the quarter ended October 31, 2003 increased by $337,500 due to the write-off of one debenture.

Interest in the Abbott-Wagner mineral property was written down to a nominal value of $1.00, resulting in a charge of $547,504 at the year ended January 31, 2003.

Oil and Gas Operations

As reported by the Operator, the Cumming Company, Golden Arch was receiving positive cash flow for two months from the following wells, located in Palo Pinto and Jack Counties, Texas:

Well	Working Interest	Year Acquired
Wimberly #7	4%	2001
Reagan "14" #2	5%	1995
Middlebrook #1	10%	1997
Stuart Estate "49" #1	4.5%	1993
Stuart Estate "49" #4	4.5%	1994
Stuart Estate "49" #5	4.5%	1993
Stuart Estate "60" 12	4.5%	1996

The following wells operated at a negative cash flow of ($9) for the two months reported by the Cumming Company:

Well	Working Interest	Year Acquired
A.D. Crawford #1	11%	1993
A.D. Crawford #10	13%	1995

The Company has sold its interests in the A.D. Crawford #1 and #10 wells located in Palo Pinto County, Texas for a total of $12,950 USD. The wells had been operating at a loss for some time.

The Company has a 10% interest in the Wimberly #2 well located in Jack County, Texas. The Cumming Company has not been crediting Golden Arch for revenue from this well and the Company is seeking to rectify this issue as soon as possible.

Enlight Energy has taken over interest in the Warren-Thurman #1 and #2 wells from Empire Energy/Commonwealth Energy. Subsequent to the quarter, Enlight has made an offer to the Company, which the Company is reviewing. The Company has a 10% interest in the wells, located in Coleman County, Texas.

Young #2-66 Well

The Company has acquired a 1.784% net revenue interest in the Young #2-66 wellbore in Hemphill County, Texas. The well was drilled to the target Morrow Sands zone, but attempts to make this zone produce failed. The Operator of the well has plugged the Morrow Sands zone and is completing the Granite Wash zone, at a shallower depth. The Company has spent $99,108 Cdn to date. Golden Arch has the right to participate in future wells located in this section of Hemphill County.

Mineral Properties

Mildred Peak Development

The Company's primary property is the Mildred Peak gold/silver/copper property located in Pima County, Arizona, located approximately 80 km southwest of Tucson.

In February 2004, the Company commenced a preliminary diamond drill program to test various gold showings. Approximately 2200 feet of NX (1.875") core was drilled. Layne Christensen Company of Tucson, Arizona was the drilling contractor. The program targeted the high-grade Amado area, which includes the Michelle and Rachel Zones in the southern part of the property, as well as the Malachite Silver area. The preliminary drill program was designed to test the shallow depth extension of the favourable results arising from a previous surface trenching.

Golden Arch augmented the drilling program with a program of additional sampling and trenching which identified potential gold and copper targets, the Bonnie Zone; Eschule (School) Zone; Puentes Gold Area, and a potential copper/silver/gold porphyry target, the Emily Copper Area.

Plans of Operation have been filed covering work programs on six mineralized areas for the Fall of 2004.

Emily Zone

The Emily Copper area is located in the southwestern part of the Mildred Peak Property. An area approximately 600 meters by 800 meters has been identified containing a total of 28 samples which were assayed for copper, silver and gold. The average of 24 of these samples is as follows:

0.30% copper, 33.7 gm silver/Tonne, and 0.341 gm gold /Tonne
(0.30%Cu, 0.98 ounces/ton silver, and 0.01 ounces per ton gold)

One chip sample (not included in the above average) returned the following results:

5.33% copper, 494 gm silver/Tonne, and 4.66 gm gold /Tonne
(5.33% Cu, 14.4 ounces/ton silver, and 0.14 ounces per ton gold)

In addition three representative samples (not included in the above average) were taken in three different parts of the Emily Zone. Each sample was a chip sample taken over a 30 meter length. These samples were as follows:

Sample 2120 – 0.62% copper, 29.4 gm silver/Tonne and 0.245 gm gold/Tonne
(0.62% Cu, 0.857 ounces /ton silver and 0.007 ounces per ton gold)

Sample 2121 – 1.02% copper, 54.2 gm silver/Tonne and 0.220 gm gold/Tonne
(1.02% Cu, 1.58 ounces /ton silver and 0.006 ounces per ton gold)

Sample 2123 – 0.38% copper, 16.0 gm silver/Tonne and 0.140 gm gold/Tonne
(0.38% Cu, 0.47 ounces /ton silver and 0.004 ounces per ton gold)

An archaeological assessment, required for approval of the Company's drilling application to the State of Arizona, is currently being done on a portion of the Emily Zone, budgeted at $35,000 US. Archaeological assessment on the remainder of the zone will be included in future budgets. Additional sampling and mapping is currently underway on the prospect.

Jupiter Mine Area

Located north of Mildred Peak and Shaffer Canyon, and centred on the Jupiter Creek, is a rock chip gold anomaly that overlies an altered and sulphide mineralized Jurassic conglomerate, cut by irregular bodies of Jurassic (?) diorite and small Tertiary rhyolitic dykes and stocks.

The Jupiter area includes an old producing mine, the Jupiter Mine, founded in the late 1800's. Most of development of the Jupiter Mine took place between 1930 and 1940. Reported production from that period was 400 tons at an average grade of 0.617 oz/t Au and 10.9 oz/t Ag.

Combined results of sampling programs in 2002 and 2003 are as follows:

The East Zone in Trench A graded 1.7 g/t Au over 28 meters, with five scattered small trenches sampled between the east end of Trench A, and a Jupiter Mine adit returning values from 1.5g/t to 3.4 g /t Au. The west Zone in Trench A grades 1.2 g/t Au over 24 meters. However, Trenches E and F which graded substantially below 1 g /t Au seem to deny a southerly extension to the Trench A West Zone.

Trench B, anomalous in gold over its entire length, (lowest value 45ppb Au), returned 3 sections of interest : 4 m @ 1.8 g/t Au, 8 m @ 2.3 g/t Au, and 4 m @ 4.6 g/t Au.

Further south and west of Trench B, Trench C returned a section of 30 m @ 1.5g/t Au, including 6 m @ 3.4 g/t Au.

Trench H averaged 3.1 g/t Au (0.09 oz/t) over the six meters sampled.

30 meters east of Trench H, three areas of rock outcrop near old workings were samples as follows:

2 meters @ 9.5 g/t Au (0.28 oz/t)
4 meters @1.5 g/t Au, (0.44 oz/t)
4 meters @3.4 g/t Au (0.20 oz/t)

It appears that the last samples at the east ends of Trenches A and B are part of a mineralized zone that continues to the east.

Applications for permits for mechanical trenching and diamond drilling have been submitted to the State of Arizona, and an archaeological assessment has been completed subsequent to the quarter.

Gold Bullion Mine Area

The Gold Bullion Mine is located in the State Exploration Permit #08-107844 (see Claims Location Map), on the north wall of Shaffer Canyon about 1000 feet west of Jupiter Canyon. The Gold Bullion Mine represents a high-grade gold/silver vein target.

Applications for permits for diamond drilling have been submitted.

Puente Arroyo Area

The Puente Arroyo area is a low-grade gold mineralized zone about 1 km south of the Amado Gold Area. Applications for mechanical trenching and diamond drilling have been submitted.

Bonnie Zone

The Bonnie Zone, in the Amado area, has been traced for approximately 800 m, and is hosted in metamorphosed, silty to sandy sediments of Jurassic age. The width of the zone is undetermined.

Sampling was limited to old pits, a caved adit and natural bedrock exposures. Two outcrops sampled have returned the highest values, namely 5.01 grams gold per tonne (0.15opt Au) and 9.46 grams gold per tonne (0.28 opt Au). All samples taken on this zone (24 in total) to date, are either multi-gram/tonne gold or very anomalous.

Permits for mechanical trenching have been obtained and an application for the drilling permits has been filed, subject to an archeological assessment which is currently being undertaken, budgeted at $7500 US.

School Zone

Applications for mechanical trenching and sampling have been submitted.

To date the Mildred Peak Property has no recorded ore reserves. The Company continues to explore the Mildred Peak Property as a gold prospect; however, Southern Arizona hosts some of the largest and richest copper deposits in the world.

The exploration program is under the supervision of R.D. Somerville, P.Eng., a Qualified Person under National Instrument 43-101.

Gold analysis was determined by fire assay with AA finish (less than 3000 ppb Au) or gravimetric finish (greater than 3000 ppb Au); silver analysis was determined by aqua regia ICP and/or gravimetric fire assay by Actlabs-Skyline Labs Inc. of Tucson, Arizona.

Slocan/Revelstoke Mining Divisions

The Issuer holds 100% registered mineral rights, (excluding coal, petroleum and any gas or gases) to land parcels located in the Slocan and Revelstoke Mining Divisions, subject to agreements allowing joint venture partners to acquire 70% or 85% interest. The properties are not material to the Company; however, the Company is maintaining the properties for assessment by a Qualified Person for potential exploration and development purposes.

The Issuer has entered into a tentative agreement with Safe Environment Engineering Canada Inc. (SFU: TSX Venture – delisted) to purchase mineral and gas and oil interests held by SFU, to be determined. The Company has applied a refundable deposit of $10,000.

Related Party Transactions

Effective July 31, 2001, the Company entered into an agreement with R. Somerville Geological & Mining Engineering Ltd. ("RSGM") to provide consulting geological and project management services to the Company.

Effective February 1, 2004, the Company has agreed to pay $5,000 per month to President and Director Les Kjosness for management services to the Company.

Liquidity and Capital Resources

Though the Company is receiving revenues from its interest in oil and gas properties, the Issuer operates at a net loss of ($144,763) for the period, from its existing properties. The Company will be relying on continued financial support from its shareholders and related parties.

The Company received proceeds of $202,500 Cdn from the exercise of 1,350,000 share purchase warrants. The warrants entitled the holders to acquire common shares at a price of $0.15 per share on or before October 7, 2004. The Company appreciates the vote of confidence from its shareholders. The funds further strengthen the Company's cash position and will be used for development of the Company's Mildred Peak project in Pima County, Arizona and for corporate overhead.

Use of Proceeds

There are no material differences in the actual use of proceeds from the previous disclosure by the issuer regarding the intended use of proceeds.

Investor Relations

The Company has retained Mike Tymo to provide investor relations services from time to time, for a period of one year, effective November 4, 2003.

The Company has retained Marketworks Inc. to provide a marketing program and promotional services for a period of 6 months, effective September 1, 2004, extendable by mutual consent. The Company has also granted Marketworks options to purchase 500,000 common shares at a price of $0.15 per share, exercisable up to one year.

Subsequent Events

Pursuant to Docket #S022738 heard in the Supreme Court of British Columbia Gould v. Golden Arch Resources Ltd. ("Golden Arch"), Cumming Company Inc., Consolidated Odyssey Exploration Inc., Richard Watson and Dwight Cumming, a judgment has been made against the Golden Arch Resources Ltd., Cumming Company Inc., Richard Watson, and Dwight Cumming, in the amount of $33,833.25 Cdn, with remaining claims dismissed. The Reasons for Judgment can be accessed online at the Courts of British Columbia website at: http://www.courts.gov.bc.ca/jdb-txt/sc/04/15/2004bcsc1518.htm.

A private placement was announced a private placement of 7,000,000 Units at $0.17 per Unit for total proceeds of $1,190,000, subject to regulatory approval. Each Unit consists of one common share and one half of one share purchase warrant, with each full warrant entitling the holder to purchase one additional common share at an exercise price of $0.25 for a period of two years. A finder's fee is payable to Canaccord Capital Corporation on 1,000,000 Units, in the amount of 70,000 Units, 200,000 Broker's Warrants, plus $2,000 administration fee. A finder's fee of 5% is payable on the remaining 6,000,000 Units, payable in cash and/or shares. Conditional approval from the TSX Venture Exchange has been received. Proceeds will be used for the development and expansion of the current Company properties and for corporate overhead,

Additional information on the Company can be found at www.sedar.com under the Company's profile. and at the Company's website www.goldenarchresources.com.

Dated this 21st day of December, 2004

"Les Kjosness"
President

(c) Stock options outstanding as at October 31, 2004 are as follows:

2,300,000	Director/Officer	@ $0.12 per share expiring October 16, 2007
200,000	Employees	@ $0.12 per share expiring October 16, 2007
250,000	Director	@$0.10 per share expiring February 21, 2005
75,000	Employees	@$0.10 per share expiring February 21, 2005
100,000	Consultant	@$0.15 per share expiring November 4, 2004
50,000	Employee	@$0.26 per share expiring February 17, 2006
500,000	Consultant	@$0.15 per share expiring September 21, 2005
1,690,000	Directors/Employees	@$0.15 per share expiring September 28, 2008
5,165,000		

(d) Warrants outstanding as at October 31, 2004 are as follows:

2,071,875	@$0.25 expiring June 19, 2005
500,000	@$0.20 expiring September 30, 2005
1,629,650	@$0.40 expiring October 26, 2005
4,201,525	

(e) Stock-Based Compensation

Stock-based compensation of $138,500 was expensed as at January 31, 2004, and is disclosed as a separate classification of shareholders' equity as Contributed Surplus.

NOTE 8. REMUNERATION OF DIRECTORS AND SENIOR OFFICERS

(a) Starting from February 1, 2004, management fees to Les Kjosness have been increased from $2,500 per month to $5,000, by director's resolution, subject to the Regulator's approval. Management fees incurred and expenses paid on behalf of the Company for the nine month period ended October 31, 2004 are as follows:

	Management Fees	Office Expenses	Promotion	Telephone	Travel	Total
Les Kjosness	$ 45,000	$ 78	$ 5,238	$ 4,558	$ 5,280	$ 60,154
Richard Somerville	18,000	11	2,759	87	1,000	21,857
	$ 63,000	$ 89	$ 7,997	$ 4,645	$ 6,280	$ 82,011

(b) The balance owing to related parties (Director, Officer and Consultant of the Company) is $Nil as at October 31, 2004 (October 31, 2003 - $11,474)